                                                                       Exhibit 5



                                 Robert A. Mann
                                26300 Cedar Road
                              Beachwood, Ohio 44122



                                                   November 4, 1996





Mr. Thomas A. Mann
Thomas A. Mann, Inc.
4920 Commerce Parkway
Warrensville Hts., Ohio 44128

         RE:      NOTICE OF WITHDRAWAL FROM GROUP

Dear Tom:

         Pursuant to the terms of that certain Joint Filing Agreement made as of the 16th day of October, 1996 by and among the persons identified thereon, this letter will serve to notify each of the parties to that Agreement that I hereby terminate my participation in the manners contemplated therein. My withdrawal from the activities of this group is effective immediately.

                                       Very truly yours,

                                       /s/ Robert A. Mann

                                       Robert A. Mann